Exhibit (h)(4)(v)

AMENDMENT NO. 4

AMENDED AND RESTATED EXPENSE LIMITATION AGREEMENT

AMENDMENT NO. 4 to the Amended and Restated Expense Limitation Agreement, dated as of December 8, 2005, between AXA Equitable Life Insurance Company (“Equitable” or the “Manager”) and AXA Enterprise Multimanager Funds Trust (“Trust”).

The Manager and Trust hereby agree to modify and amend the Amended and Restated Expense Limitation Agreement (the “Expense Limitation Agreement”), dated as of June 1, 2002 and as amended by Amendment No. 1 dated as of January 5, 2005, Amendment No. 2 dated as of May 1, 2005 and Amendment No. 3 dated as of May 1, 2005 between them as follows:

1. Expense Limitation. Paragraph 1.1 of the Agreement:

Applicable Expense Limit. To the extent that the aggregate expenses of every character incurred by a Fund in any fiscal year, including but not limited to organizational costs, investment management fees or administration fees of the Manager (but excluding interest, taxes, brokerage commissions, other expenditures which are capitalized in accordance with generally accepted accounting principles, other extraordinary expenses not incurred in the ordinary course of such Fund’s business and amounts payable pursuant to a plan adopted in accordance with Rule 12b-1 under the 1940 Act) (“Fund Operating Expenses”), exceed the Maximum Annual Operating Expense Limit, as defined in Section 1.2 below, such excess amount (the “Excess Amount”) shall be the liability of the Manager.

Paragraph 1.3 of the Agreement:

Method of Computation. To determine the Manager’s liability with respect to the Excess Amount, each month the Fund Operating Expenses for each Fund shall be annualized as of the last day of the month. If the annualized Fund Operating Expenses for any month of a Fund exceed the Maximum Annual Operating Expense Limit of such Fund, the Manager shall first waive or reduce its investment management fee for such month by an amount sufficient to reduce the annualized Fund Operating Expenses to an amount no higher than the Maximum Annual Operating Expense Limit. If the amount of the waived or reduced investment management fee for any such month is insufficient to pay the Excess Amount, the Manager shall then waive or reduce its administration fee for such month by an amount sufficient to reduce the annualized Fund Operating Expenses to an amount higher than the Maximum Annual Operating Expense Limit. If the amount of the waived or reduced investment management fee and administration fee for any such month is insufficient to pay the Excess Amount, the Manager may also remit to the appropriate Fund or Funds an amount that, together with the waived or reduced investment management fee and administration fee, is sufficient to pay such Excess Amount.

2. Reimbursement of Fee Waivers and Expense Reimbursements. Paragraph 2.1 of the Agreement:

Reimbursement. If in any year in which the Management Agreement and Mutual Funds Services Agreement are still in effect, the estimated aggregate Fund Operating Expenses of such Fund for the fiscal year are less than the Maximum Annual Operating Expense Limit for that year, the Manager shall be entitled to reimbursement by such Fund, in whole or in part as provided below, of the investment management fees and administration fees waived or reduced and other payments remitted by the Manager to such Fund pursuant to Section 1 hereof. The total amount of reimbursement to which the Manager may be entitled (“Reimbursement Amount”) shall equal, at any time, the sum of all investment management fees and administration fees previously waived or reduced by the Manager and all other payments remitted by the Manager to the Fund, pursuant to Section 1 hereof, during any of the previous three (3) fiscal years, less any reimbursement previously paid by such Fund to the Manager, pursuant to Section 2.2 hereof, with respect to such waivers, reductions, and payments. The Reimbursement Amount shall not include any additional charges or fees whatsoever, including, e.g., interest accruable on the Reimbursement Amount.

3. Term and Termination of Agreement. Paragraph 3 of the Agreement:

This Agreement shall continue in effect with respect to all Funds until February 28, 2006 and shall thereafter continue in effect with respect to each Fund from year to year provided such continuance is specifically approved by both a majority of the Trustees of the Trust who (i) are not “interested persons” of the Trust or any other party to this Agreement, as defined in the 1940 Act, and (ii) have no direct or indirect financial interest in the operation of this Agreement (“Non-Interested Trustees”) and the Manager. This Agreement shall terminate automatically upon the termination of the Management Agreement or Mutual Fund Services Agreement; provided, however, that a Fund’s obligation to reimburse the Manager, as described above, will survive the termination of this Agreement unless the Trust and the Manager agree otherwise.

4. Miscellaneous. Paragraph 4.3 of the Agreement:

Definitions. Any question of interpretation of any term or provision of this Agreement, including but not limited to, the investment management fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Management Agreement, the Mutual Fund Services Agreement or the 1940 Act, shall have the same meaning as and be resolved by reference to such Management Agreement or the 1940 Act.

5. Schedule A. Schedule A to the Agreement, which sets forth the Funds of the Trust, is hereby replaced in its entirety by the Amendment No. 4 to Schedule A attached hereto.

Except as modified and amended hereby, the Agreement is hereby ratified and confirmed in full force and effect in accordance with its terms.

IN WITNESS WHEREOF, the parties have executed and delivered this Amendment No. 4 as of the date first above set forth.

AXA ENTERPRISE MULTIMANAGER FUNDS TRUST		AXA EQUITABLE LIFE INSURANCE COMPANY

By:	/s/ Kenneth T. Kozlowski	By:	/s/ Steven M. Joenk
	Kenneth T. Kozlowski		Steven M. Joenk
	Chief Financial Officer		Senior Vice President
and Treasurer

AMENDMENT NO. 4

MAXIMUM ANNUAL OPERATING EXPENSE LIMITS

This Agreement relates to the following Funds of the Trust:

Name of Fund	Maximum Annual Operating Expense Limit
	Class A	Class B	Class C	Class P	Class Y
AXA Enterprise Multimanager Core Equity Fund	1.65%	2.20%	2.20%	1.45%	1.20%
AXA Enterprise Multimanager Growth Fund	1.65%	2.20%	2.20%	1.45%	1.20%
AXA Enterprise Multimanager Value Fund	1.65%	2.20%	2.20%	1.45%	1.20%
AXA Enterprise Multimanager Mid Cap Growth Fund	1.90%	2.45%	2.45%	1.70%	1.45%
AXA Enterprise Multimanager Mid Cap Value Fund	1.90%	2.45%	2.45%	1.70%	1.45%
AXA Enterprise Multimanager International Equity Fund	2.10%	2.65%	2.65%	1.90%	1.65%
AXA Enterprise Multimanager Technology Fund	2.15%	2.70%	2.70%	1.95%	1.70%
AXA Enterprise Multimanager Health Care Fund	2.15%	2.70%	2.70%	1.95%	1.70%
AXA Enterprise Multimanager Core Bond Fund	1.25%	1.80%	1.80%	1.05%	0.80%
AXA Enterprise Conservative Allocation Fund	0.90%	1.45%	1.45%	N/A	0.45%
AXA Enterprise Moderate Allocation Fund	0.90%	1.45%	1.45%	N/A	0.45%
AXA Enterprise Moderate-Plus Allocation Fund	0.90%	1.45%	1.45%	N/A	0.45%
AXA Enterprise Aggressive Allocation Fund	0.90%	1.45%	1.45%	N/A	0.45%